Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2026

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2026

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2025	2026
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	3,250	2,504
Short-term bank deposits	17,626	14,849
Prepaid expenses	201	181
Other receivables	456	1,891
Inventory	2,148	2,157
Total current assets	23,681	21,582

NON-CURRENT ASSETS
Property and equipment, net	160	146
Right-of-use assets, net	696	721
Intangible assets, net	16,368	16,348
Total non-current assets	17,224	17,215
Total assets	40,905	38,797

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	4,479	4,479
Accounts payable and accruals:
Trade	3,493	4,905
Other	1,743	2,249
Current maturities of lease liabilities	234	253
Warrants	2,174	1,738
Total current liabilities	12,123	13,624

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	4,460	3,359
Lease liabilities	977	979
Total non-current liabilities	5,437	4,338

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	17,560	17,962

EQUITY
Equity attributable to owners of the Company:
Ordinary shares	73,428	73,428
Share premium	327,584	327,584
Warrants	3,686	3,686
Capital reserve	15,916	15,994
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(401,002)	(402,603)
Total equity attributable to owners of the Company	18,196	16,673
Non-controlling interest	5,149	4,162
Total equity	23,345	20,835
Total liabilities and equity	40,905	38,797

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three months ended March 31,
	2025	2026
	in USD thousands

ROYALTY REVENUES	255	477
COST OF REVENUES	(34)	(95)
GROSS PROFIT	221	382
RESEARCH AND DEVELOPMENT EXPENSES	(1,623)	(2,528)
GENERAL AND ADMINISTRATIVE EXPENSES	(989)	(858)
OPERATING LOSS	(2,391)	(3,004)
NON-OPERATING INCOME, NET	7,644	458
FINANCIAL INCOME	294	208
FINANCIAL EXPENSES	(420)	(250)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	5,127	(2,588)

ATTRIBUTION OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
To owners of the Company	5,127	(1,601)
To non-controlling interests	-	(987)
	5,127	(2,588)

	in USD
EARNINGS (LOSS) PER ORDINARY SHARE – BASIC AND DILUTED ATTRIBUTABLE TO OWNERS OF THE COMPANY	0.00	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	2,217,728,234	2,660,228,740

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributable to owners of the Company							Non-controlling interest	Total
	Ordinary shares		Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit
	in shares 000’s	in USD thousands
BALANCE AT JANUARY 1, 2025	1,336,670	38,097	353,693	5,367	17,547	(1,416)	(399,827)	-	13,461
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2025:
Issuance of share capital, pre-funded warrants and warrants, net	600,128	16,415	(14,836)	501	-	-	-	-	2,080
Pre-funded warrants exercised	295,804	8,058	(5,876)	(2,182)	-	-	-	-	-
Employee stock options expired	-	-	646	-	(646)	-	-	-	-
Share-based compensation	-	-	-	-	194	-	-	-	194
Comprehensive income for the year	-	-	-	-	-	-	5,127	-	5,127
BALANCE AT MARCH 31, 2025	2,232,602	62,570	333,627	3,686	17,095	(1,416)	(394,700)	-	20,862

	Equity attributable to owners of the Company							Non-controlling interest	Total
	Ordinary shares		Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit
	in shares 000’s	in USD thousands
BALANCE AT JANUARY 1, 2026	2,610,814	73,428	327,584	3,686	15,916	(1,416)	(401,002)	5,149	23,345
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2026:
Share-based compensation	-	-	-	-	78	-	-	-	78
Comprehensive loss for the year	-	-	-	-	-	-	(1,601)	(987)	(2,588)
BALANCE AT MARCH 31, 2026	2,610,814	73,428	327,584	3,686	15,994	(1,416)	(402,603)	4,162	20,835

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months ended March 31,
	2025	2026
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Comprehensive income (loss) for the period	5,127	(2,588)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(7,718)	308
Net cash used in operating activities	(2,591)	(2,280)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(12,307)	(5,181)
Maturities of short-term deposits	4,130	7,890
Purchase of property and equipment	-	(6)
Net cash provided by (used in) investing activities	(8,177)	2,703

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital, pre-funded warrants and warrants, net of issuance costs	10,697	-
Repayments of loan	(1,120)	(1,120)
Repayments of lease liabilities	(127)	(60)
Net cash provided by (used in) financing activities	9,450	(1,180)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,318)	(757)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	10,436	3,250
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(82)	11
CASH AND CASH EQUIVALENTS - END OF PERIOD	9,036	2,504

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BioLineRx Ltd.

APPENDIX TO CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months ended March 31,
	2025	2026
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	165	88
Exchange differences on cash and cash equivalents	82	(11)
Fair value adjustments of warrants	(8,311)	(436)
Share-based compensation	194	78
Interest and exchange differences on short-term deposits	(30)	68
Warrant issuance costs	702	-
Exchange differences on lease liabilities	(7)	8
	(7,205)	(205)

Changes in operating asset and liability items:
Decrease in trade receivables	1,007	46
Increase in inventory	(170)	(9)
Decrease (increase) in prepaid expenses and other receivables	1,157	(1,461)
Increase (decrease) in accounts payable and accruals	(2,507)	1,937
	(513)	513
	(7,718)	308

Supplemental information on interest received in cash	236	259
Supplemental information on interest paid in cash	361	245
Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	44	73
Warrant issuance costs	237	-

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development (primarily in clinical stages) and commercialization of therapeutics, with a focus on the fields of oncology and hematology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange. Each ADS represents 600 ordinary shares.

The Company has one wholly owned subsidiary, BioLineRx USA, Inc., incorporated in the U.S., which had been engaged in commercialization activities associated with the launch of motixafortide for stem-cell mobilization in the U.S., and which is now substantially inactive since the end of 2024 (see below). In addition, the Company is the controlling shareholder of Tetragon Biosciences Ltd. (“Tetragon”), a company incorporated in Israel in September 2025 for the development and commercialization of GLIX1, a clinical-stage, first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other cancers (see Note 8).

In September 2023, the U.S. Food and Drug Administration (“FDA”) approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and the Company began to independently commercialize motixafortide in the U.S.

In October 2023, the Company out-licensed the rights to motixafortide for all indications in substantially all of Asia, and in November 2024, the Company out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors. In connection with the November 2024 transaction, the Company shut down its independent commercialization activities in the U.S., and entered into an agreement to repay a substantial portion of its outstanding debt, as well as restructure the remaining debt balance. Following these actions, the Company refocused its operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

b.	War in Israel

On October 7, 2023, an unprecedented invasion was launched against Israel from the Gaza Strip by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border and other areas within the country, attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli civilian population. These attacks resulted in extensive deaths, injuries and the kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas, with commencement of a military campaign against the terrorist organization, in parallel to its continued rocket and terror attacks. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement controlling parts of Yemen, and with Iran. It is also possible that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. On October 9, 2025, Israel, Hamas, the US, and other counties in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas.

In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. A temporary ceasefire was brokered in April 2026 to allow the parties to negotiate, but its durability and the prospects for a successful agreement remain uncertain. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations.

The length and severity of the current conflicts in Gaza, Lebanon, Iran and the broader region is unknown at this time, and there can be no assurance that certain ceasefires will hold or that military activities and hostilities will not continue to exist at varying levels of intensity. Any or all of these situations may potentially escalate in the future to more violent events or a greater regional conflict.

The Company’s headquarters and principal development operations are located in the State of Israel. In addition, all of its key employees, officers and directors are residents of Israel. The ongoing war and other hostilities in Israel have not, to date, materially impacted the Company’s business or operations. Nevertheless, since these are events beyond the Company’s control, their continuation or cessation may affect the Company’s operations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

c.	Going concern

The Company has incurred accumulated losses in the amount of $403 million through March 31, 2026, and it expects to continue incurring losses and negative cash flows from operations until the cash flows from its strategic partnerships reach a level to offset its ongoing development costs. In this regard, Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2027.

The Company’s cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risks inherent in the Company’s operations indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the realization of capital inflows from its strategic partnerships and, if and when required, raising capital through the issuance of debt or equity securities. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in realizing the potential cash flows from its strategic partnerships and/or in raising capital, it may need to reduce activities, or curtail or cease operations.

d.	Approval of financial statements

The unaudited condensed consolidated interim financial statements of the Company as of March 31, 2026, and for the three months then ended, were approved by the Board of Directors on May 20, 2026, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2026 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, changes in equity and cash flows in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS®”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2025 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS Accounting Standards. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe (including the current conflicts in the Middle East) on the Company’s activities, and the resulting effects on critical and significant accounting estimates, most significantly in relation to the impairment of indefinite-lived intangible assets. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions. As of the date of release of these financial statements, the Company estimates there are no material effects of those geopolitical tensions on its financial position and results of operations.

NOTE 3 – MATERIAL ACCOUNTING POLICIES

a.	General

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2025 and for the year then ended.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 – MATERIAL ACCOUNTING POLICIES (cont.)

b.	New international financial reporting standards, amendments to standards and new interpretations

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investing and financing. The standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statement disclosures.

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as a sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the three months ended March 31, 2026, no ADSs were issued from the facility. From the effective date of the agreement through the issuance date of this report, 825,010 ADSs have been sold under the program for total net proceeds of $9.2 million.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – FINANCINGS

a.	September 2022 offering

In September 2022, the Company completed a registered direct offering of 340,909 ADSs at a price of $44.00 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 340,909 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $46.00 per ADS. In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 17,045 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $55.00 per ADS. Gross proceeds from the offering totaled $15.0 million, with net proceeds of $13.5 million, after deducting fees and expenses. The offering consideration allocated to the placement agent warrants amounted to $0.4 million.

The warrants issued to the investors have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 3.62%, and an average standard deviation of 82.5%. The gross consideration initially allocated to the investor warrants amounted to $9.1 million, with total issuance costs initially allocated to the warrants amounting to $0.8 million.

The fair value of the ordinary warrants was immaterial as of March 31, 2026, and was based on the then current price of an ADS, a risk-free interest rate of 3.48%, an average standard deviation of 100.8%, and on the remaining contractual life of the ordinary warrants.

The changes in fair value for the three months ended March 31, 2026, which were immaterial, have been recorded as non-operating income in the statement of comprehensive loss.

As of March 31, 2026, 63,636 of these warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 5 – FINANCINGS (cont.)

b.	April 2024 offering

In April 2024, the Company completed a registered direct offering of 187,500 ADSs at a price of $32.00 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 187,500 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $32.00 per ADS. Gross proceeds from the offering totaled $6.0 million, with net proceeds of $5.4 million, after deducting fees and expenses.

The warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.21%, and an average standard deviation of 84.7%. The fair value initially allocated to the investor warrants amounted to $6.3 million, with total issuance costs initially allocated to the warrants amounting to $0.6 million.

Due to a difference between the fair value at initial recognition and the transaction price (“day 1 loss”), upon initial recognition, the fair value of the warrants was adjusted by the amount of $0.3 million, to reflect the unrecognized day 1 loss. Following initial recognition, the unrecognized day 1 loss of the warrants is being amortized over its contractual life.

The fair value of the ordinary warrants amounted to $0.2 million as of March 31, 2026, and was based on the then current price of an ADS, a risk-free interest rate of 3.81%, an average standard deviation of 93.8%, and on the remaining contractual life of the ordinary warrants.

The changes in fair value for the three months ended March 31, 2026, which were immaterial, have been recorded as non-operating income in the statement of comprehensive loss

As of March 31, 2026, none of these warrants had been exercised.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – FINANCINGS (cont.)

c.	Securities purchase agreement – Highbridge

In November 2024, the Company completed a registered direct offering to certain funds associated with Highbridge Capital Management LLC (“Highbridge”) of 103,037 ADSs and 308,749 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $21.86 and $21.85, respectively. The Company also issued to the investors unregistered ordinary warrants to purchase an aggregate of 205,893 ADSs. Gross proceeds from the offering totaled $9.0 million, with net proceeds of $8.9 million, after deducting fees and expenses.

The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire four years from the date of issuance, and have an exercise price of $23.60 per ADS.

A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding share capital of the Company immediately after giving effect to such exercise.

The ordinary warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The pre-funded warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the ordinary warrants.

The fair value of the ordinary warrants is computed using the Black-Scholes option pricing model. The fair value of the ordinary warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.19%, and an average standard deviation of 84.5%. The gross consideration initially allocated to ordinary warrants amounted to $2.7 million, with total issuance costs initially allocated to the ordinary warrants amounting to an immaterial amount.

The fair value of the ordinary warrants amounted to $0.1 million as of March 31, 2026, and was based on the then current price of an ADS, a risk-free interest rate of 3.8%, an average standard deviation of 97.0%, and on the remaining contractual life of the ordinary warrants.

The changes in fair value for the three months ended March 31, 2026, which were immaterial, have been recorded as non-operating income in the statement of comprehensive loss.

During the three months ended March 31, 2026, none of the pre-funded warrants were exercised, and none of the ordinary warrants were exercised.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – FINANCINGS (cont.)

d.	January 2025 offering

In January 2025, the Company completed a registered direct offering to certain institutional investors of 858,303 ADSs and 391,697 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $8.00 and $7.996, respectively. The Company also issued to investors in the offering unregistered ordinary warrants to purchase an aggregate of 1,250,000 ADSs. The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire five years from the date of issuance, and have an exercise price of $8.00 per ADS. A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the outstanding share capital of the Company immediately after giving effect to such exercise.

In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 62,500 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $10.00 per ADS. The offering consideration allocated to the placement agent warrants amounted to $0.5 million.

Gross proceeds from the offering totaled $10.0 million, with net proceeds of $8.9 million, after deducting fees and expenses.

The investors’ ordinary warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The pre-funded warrants have been classified in shareholders’ equity. The fair value of the ordinary warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the ordinary warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.41%, and an average standard deviation of 90.2%. The fair value initially allocated to the investor ordinary warrants amounted to $10.4 million, with total issuance costs initially allocated to the ordinary warrants amounting to $0.7 million.

Due to a difference between the fair value at initial recognition and the transaction price (“day 1 loss”), upon initial recognition, the fair value of the ordinary warrants was adjusted by the amount of $1.4 million, to reflect the unrecognized day 1 loss. Following initial recognition, the unrecognized day 1 loss of the warrants is being amortized over its contractual life.

The fair value of the ordinary warrants amounted to $1.5 million as of March 31, 2026, and was based on the then current price of an ADS, a risk-free interest rate of 3.87%, an average standard deviation of 91.4%, and on the remaining contractual life of the warrants.

The changes in fair value for the period ended March 31, 2026, amounting to $0.4 million, have been recorded as a non-operating income in the statement of comprehensive loss.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – FINANCINGS (cont.)

d.	January 2025 offering (cont.)

As of March 31, 2026, all of the pre-funded warrants had been exercised, and none of the ordinary warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

NOTE 6 – FAIR VALUE MEASUREMENT OF WARRANTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

Warrants
in USD thousands
Balance as of December 31, 2025	2,174
Changes during 2026:
Changes in fair value through profit and loss	(436)
Balance as of March 31, 2026	1,738

NOTE 7 – SHAREHOLDERS’ EQUITY

As of December 31, 2025 and March 31, 2026, the Company’s share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2025	2026

Authorized share capital	20,000,000,000	20,000,000,000

Issued and paid-up share capital	2,610,814,390	2,610,814,390

	In USD and NIS
	December 31,	March 31,
	2025	2026

Authorized share capital (in NIS)	2,000,000,000	2,000,000,000

Issued and paid-up share capital (in NIS)	261,081,439	261,081,439
Issued and paid-up share capital (in USD)	73,428,375	73,428,375

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 – AGREEMENT WITH HEMISPHERIAN FOR DEVELOPMENT OF GLIX1

In September 2025, the Company entered into a collaboration transaction with Hemispherian AS, a Norwegian corporation (“Hemispherian”), for the development, clinical evaluation and commercialization of GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors. As part of the transaction, (i) the Company and Hemispherian entered into a Collaboration and Shareholders Agreement (the “Agreement with Hemispherian”), which governs the ownership, governance, funding, administration, and related operational and commercial terms of a new company (Tetragon) established by the Company and Hemispherian, and (ii) Hemispherian and Tetragon entered into an Asset Transfer Agreement (the “ATA”), pursuant to which Hemispherian transferred to Tetragon certain intellectual property, regulatory filings, know-how, and related assets primarily in respect of GLIX1, Hemispherian’s lead compound (the “Transferred Assets”).

In consideration for the transfer of the Transferred Assets, Hemispherian received 60% of the issued share capital of Tetragon. In consideration for the Company’s commitment to invest $5 million in Tetragon (the “Threshold Amount”) within 36 months as of the date of the Agreement with Hemispherian, the Company received 40% of the issued share capital of Tetragon. Such threshold amount is to be paid in tranches according to a development plan, and the 36-month period may be extended by an additional six months upon the occurrence of certain events as specified in the Agreement with Hemispherian (the “Threshold Term”). If the Company does not invest the full Threshold Amount by the end of the Threshold Term, Hemispherian will have the right to repurchase, for nominal consideration, a pro rata portion of the Company’s shares in Tetragon corresponding to the unfunded portion of the Threshold Amount. As of March 31, 2026, the Company had invested $2.6 million of the Threshold Amount ($3.0 million as of the approval date of these financial statements).

Following the investment of the Threshold Amount, the Company may make additional investments in Tetragon. For each incremental $1 million invested by the Company beyond the Threshold Amount, the Company will be entitled to an additional 1% equity interest, up to an aggregate maximum ownership of 70%. Following the attainment of a 50% stake by the Company in Tetragon, Hemispherian will have the right to co-invest alongside the Company on the same terms in order to maintain a 50% ownership stake in Tetragon.

Furthermore, under the terms of the Agreement with Hemispherian, the Company is responsible for managing and implementing Tetragon’s activities and overseeing its operations, budget, and expenses. Following the closing, Tetragon began to pay Hemispherian a monthly advisory fee of $80,000 for a period of 24 months or until the termination of the collaboration, whichever occurs first.

The Agreement with Hemispherian provides for the establishment of a board of directors of Tetragon as well as a steering committee with joint representation from both the Company and Hemispherian. The Company holds the deciding vote in the event of any deadlock on either of such corporate bodies and, accordingly, is the controlling shareholder of Tetragon. Tetragon has a first-look right, as well as a right of first refusal, on other assets in Hemispherian’s pipeline for defined periods specified in the ATA.

The ATA and the Agreement with Hemispherian contain customary representations and warranties, indemnification and other provisions customary for transactions of this nature. The ATA and Agreement with Hemispherian also include termination events, including failure to fund the Threshold Amount within the Threshold Term, or prolonged inability of Tetragon to operate due to insufficient financial resources.

In connection with the ATA and Agreement with Hemispherian, an intangible asset in the amount of $6.0 million was recorded in respect of the GLIX1 molecule at fair value, against a minority interest in the same amount.